Exhibit (a)(5)(1)

Price increase and extension

Why did Roche increase its offer price?
Based on discussions with Genentech shareholders, we believe there is a strong sentiment to bring this process to a conclusion.  As a result, we have increased our price to maximize shareholder participation.  We believe this increased price should allow us to complete the transaction successfully.

What makes you so confident that the Genentech shareholders will tender their shares at this price?
We believe that this is a very attractive price for Genentech shareholders, which allows for immediate return and liquidity. Our offer price represents a 13.9% premium to the closing price on March 5th 2009.

Is this now really your last call?
It is now up to the Genentech shareholders to decide. (We have no further comment)

Are you overpaying for the deal?
No. The price offered is justified by the strategic nature of the transaction. As a combined organisation we can better foster innovation by gaining mutual access to the expertise, technologies and third party relations of both companies. In addition we will enhance operational efficiency in an increasingly challenging market environment and improve our critical mass in the important US market.

Have you discussed this move with the Genentech special committee or management?
Our tender offer is directed to Genentech shareholders, and we did not discuss this with the special committee or Genentech management.

Why did Roche extend the tender offer?
We extended the offer to allow Genentech shareholders additional time to consider our revised offer.

Why announce the extension now rather than waiting until March 12?
Having decided to increase our offer, we wanted to allow Genentech shareholders additional time to consider our revised offer.

Given that you are extending the offer, why not extend it until after the Avastin data is released in April?
As we have stated previously, our current offer factors in the value of the entire Genentech product and development portfolio on a risk adjusted basis, which includes Avastin adjuvant.

Can you comment on the financing of the deal?
We are confident that we will be able to finance the transaction. As previously discussed, we have already raised most of the necessary funds.

What will you do if you are not able to secure 100% ownership?
Our offer is very attractive to shareholders, and we are confident that we will now complete the transaction successfully. (We have no further comment)

What is the next step?
It is up to Genentech’s shareholders to decide on our offer

What is the total consideration of the transaction?
Under the terms of the tender offer, Roche is offering to acquire the publicly held interest in Genentech for $93 per share in cash, or a total payment of approximately US$45.7 billion (including the impact of options) to equity holders of Genentech other than Roche.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
THESE MATERIALS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS SUCH AS “BELIEVES”, “EXPECTS”, “ANTICIPATES”, “PROJECTS”, “INTENDS”, “SHOULD”, “SEEKS”, “ESTIMATES”, “FUTURE” OR SIMILAR EXPRESSIONS OR BY DISCUSSION OF, AMONG OTHER THINGS, STRATEGY, GOALS, PLANS OR INTENTIONS. VARIOUS FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY IN THE FUTURE FROM THOSE REFLECTED IN FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE, INCLUDING AMONG OTHERS: (1) PRICING AND PRODUCT INITIATIVES OF COMPETITORS; (2) LEGISLATIVE AND REGULATORY DEVELOPMENTS AND ECONOMIC CONDITIONS; (3) DELAY OR INABILITY IN OBTAINING REGULATORY APPROVALS OR BRINGING PRODUCTS TO MARKET; (4) DEVELOPMENTS IN FINANCIAL MARKET CONDITIONS, INCLUDING THE MARKET FOR ACQUISITION FINANCING AND OTHER CAPITAL MARKETS AND FLUCTUATIONS IN CURRENCY EXCHANGE RATES; (5) UNCERTAINTIES IN THE DISCOVERY, DEVELOPMENT OR MARKETING OF NEW PRODUCTS OR NEW USES OF EXISTING PRODUCTS, INCLUDING WITHOUT LIMITATION NEGATIVE RESULTS OF CLINICAL TRIALS OR RESEARCH PROJECTS AND UNEXPECTED SIDE-EFFECTS OF PIPELINE OR MARKETED PRODUCTS; (6) INCREASED GOVERNMENT PRICING PRESSURES OR CHANGES IN THIRD PARTY REIMBURSEMENT RATES; (7) INTERRUPTIONS IN PRODUCTION; (8) LOSS OF OR INABILITY TO OBTAIN ADEQUATE PROTECTION FOR INTELLECTUAL PROPERTY RIGHTS; (9) LITIGATION; (10) POTENTIAL DIFFICULTIES IN INTEGRATING THE BUSINESSES OF GENENTECH AND ROCHE, AND THAT SOME OR ALL OF THE ANTICIPATED BENEFITS OF THE PROPOSED TRANSACTION MAY NOT BE REALIZED ON THE SCHEDULE CONTEMPLATED OR AT ALL; (11) THAT FUTURE DIVIDENDS ARE SUBJECT TO THE DISCRETION OF THE BOARD OF DIRECTORS OF ROCHE AND GENENTECH, AS APPLICABLE, AND A NUMBER OF OTHER FACTORS, SOME OF WHICH ARE BEYOND THE CONTROL OF ROCHE; (12) THE ABILITY OF ROCHE TO GENERATE CASH FLOW TO, AMONG OTHER THINGS, REPAY ACQUISITION-RELATED DEBT AS CURRENTLY CONTEMPLATED; (13) LOSS OF KEY EXECUTIVES OR OTHER EMPLOYEES; AND (14) ADVERSE PUBLICITY AND NEWS COVERAGE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
THESE MATERIALS ARE FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL GENENTECH COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON FEBRUARY 9, 2009, AS AMENDED.  WE WILL FILE A FURTHER AMENDMENT WITH THE SEC TODAY CONTAINING MORE INFORMATION ON OUR REVISED OFFER.  THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).